February 17, 2012
Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Christina DiAngelo

Re:	Cutwater Select Income Fund (f/k/a Rivus Bond Fund) 1940 Act File No. 811-02201
Dear Ms. DiAngelo:
               On behalf of Cutwater Select Income Fund (the “Fund”), this letter is being filed with the Commission via EDGAR to respond to oral comments provided by you in connection with the Commission staff’s (“Staff”) review of the annual report of the Fund for the fiscal year ended March 31, 2011 (the “Annual Report”). The Fund appreciates the opportunity to address the Staff’s comments Set forth below are the Staff’s comments in italicized text followed by the Fund’s response to the comment.
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1.	In the letter to shareholders on page 2 of the Annual Report, the performance of the fund is presented with the performance of a “peer group”. In subsequent annual reports to shareholders, if such information is provided include a description of the peer group and the methodology used to construct it.
Response: If the Fund provides such information in subsequent reports such information will include a description of the peer group and the methodology used to construct the peer group.
2.	In the letter to shareholders, on page 2 of the Annual Report, provide a statement in proximity to the total return information that past performance does not predict future performance and that the information in the table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares.
Response: The suggested language will be included in subsequent annual and semi-annual reports. Please note that the Fund currently discloses in footnote 1 immediately following the table that “this is historical information and should not be construed as indicative of any likely future performance.”

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
February 17, 2012

3.	In the entry for preferred stock holdings in the schedule of investments on page 13 of the Annual Report, the rate as of the fiscal year end is not disclosed as indicated in footnote (d).
Response: Such information will be provided in future reports.
4.	In the statement of assets and liabilities on page 14 of the Annual Report, were there any payables to the trustee or officers of the Fund?
Response: No. There were no payables to the Trustees or officers of the Fund at the end of the fiscal year. In the future, to the extent there are any such payables at the fiscal year end, a line item disclosing the amounts of such payables will be included under “liabilities.” If there are none, we will also note that in the related party footnote.
5.	Note 4 to financial statements on page 22 of the Annual Report discloses that the investment adviser voluntary paid certain accounting and administrative service fees of the Fund and that, effective after October 23, 2010, the Fund paid such fees. Such note should disclose the amount voluntarily paid by the investment adviser or the statement of operations should include line items indicating: (i) the amount of such fees payable by the Fund, and (ii) the payment of such fees by the investment adviser.
Response: To the extent the investment adviser voluntarily undertakes to pay the Fund’s contractual expenses, such payments will be disclosed as suggested by the Staff. Note that prior to October 23, 2010, the investment adviser voluntarily paid Fund expenses pursuant to a Transfer Agency Services Agreement and an Administration and Accounting Services Agreement, each between the Fund and BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”). The cessation of the voluntary waiver coincided with the reorganization of the Fund with Hartford Income Shares, Inc., and was disclosed in the proxy statement in connection with such reorganization and reflected in the pro forma expense table included therein.
6.	The Staff has reviewed the disclosure regarding the basis of the Board’s approval of the investment advisory contract on page 24 of the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2011 (the “Semi-Annual Report”). Consistent with previous comments from the Staff, in the future please include additional detail with respect to the Board’s consideration including information regarding the comparative performance and fees.
Response: Future disclosures in the annual report or a semi-annual report to shareholders in response to Item 24 of Form N-2 will include additional information with respect to the Board’s consideration of an investment advisory contract including additional detail on the use of comparative performance and fee information and any applicable index or other third-party data. Such detail will include a description of the comparative information provided to

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
February 17, 2012

the Board and disclosure in the annual or semi-annual report, as the case may be, of (i) the relative position of the Fund as disclosed in such information (i.e., the Fund’s performance or fees were higher, lower or in line with the comparative information or (ii) a peer group ranking).
7.	In the statement of changes in net assets on page 16 of the Annual Report, consistent with the line items with respect to gross proceeds from common share offering, related dealer manager fees should be netted and presented as one line item consistent with the AICPA’s 2011 Audit and Accounting Guide: Investment Companies (“Audit Guide”) .
Response: To the extent applicable, such information will be provided in future reports consistent with the Audit Guide.
8.	In the chart titled “Additional Information Regarding the Trustees and Officers on page 24 of the Annual Report, disclose, for each Trustee, the number of funds in the “fund complex” that such Trustee oversees.
Response: Such information will be provided in future reports. The investment adviser to the Fund serves as investment adviser to other registered investment companies, which together with the Fund, constitute a “fund complex” of 3 funds; however each Trustee of the Fund serves as the Trustee of the Fund only.
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               As instructed by the Staff, the Fund is also providing the following “Tandy” representations in connection with the Staff’s comments to the Fund’s financial statements:
The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Staff comments or changes to disclosure in response to Staff comments in its financial statements reviewed by the staff do not foreclose the SEC from taking any action with respect to the financial statements, and (iii) the Fund may not assert Staff comments with respect to the financial statements as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
February 17, 2012

               We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at (914) 765-3320.
Very truly yours,
Thomas E. Stabile
Assistant Treasurer
Cutwater Select Income Fund